SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated January 11, 2005

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ (for past years through calendar year 1996)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NEWS RELEASE
Material Change Report
SIGNATURES

Item	Page
News Release of the Company dated January 10, 2005 setting forth a recapitulation of results in 2004 and reviewing potential milestone events anticipated in 2005, including that its primary focus will be on its BLP25 Liposome Vaccine	3

Material Change Report of the Company dated January 10, 2005 and filed in Canadian jurisdictions on January 11, 2005	6

Signature	7

NEWS RELEASE
FOR IMMEDIATE RELEASE

BIOMIRA RECAPS 2004 AND REVIEWS POTENTIAL 2005 MILESTONES
BLP25 Liposome Vaccine to be Company’s Focus

EDMONTON, ALBERTA, Canada — January 10, 2005 — Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) today announced a recap of 2004 and looked towards its milestones for 2005. The highlight for 2004 was results from the BLP25 Liposome Vaccine (L-BLP25) Phase IIb study in non-small cell lung cancer (NSCLC).

Biomira and its collaborator, Merck KGaA of Darmstadt, Germany, released results from the L-BLP25 Phase IIb study in NSCLC in April. At that time the Companies announced evidence of an overall improvement in survival for patients on the vaccine arm. The trial recruited Stage IIIb and Stage IV NSCLC patients whose disease was stable or who had responded to treatment following completion of first line standard chemotherapy or a combination of standard chemotherapy and radiotherapy. Patients on the vaccine arm received best supportive care plus L‑BLP25, while those on the control arm received best supportive care alone. Evidence of the greatest improvement in survival was observed in vaccinated patients with Stage IIIB locoregional disease, a pre-stratified subset of the overall study population.

At the time of the December 2004 survival update, the trial results showed patients in the pre-stratified subset (Stage IIIb locoregional disease) who were on the vaccine arm had not yet reached median survival 23 months post-accrual. This means that more than 50 per cent of the patients on the vaccine arm in this subset were still alive at that time; a large improvement compared to similar patients receiving best supportive care alone who had a median survival of 13.3 months as reported in our April 2004 announcement.

“We are very impressed with these results from our Phase IIb study. Although the number of patients studied is small, the survival results for the Stage IIIb patients are very encouraging. While some other companies seemed to show disappointing results for other lung cancer drugs in 2004, we believe our findings are clinically compelling and we are looking forward to further clinical development of L-BLP25 in 2005 and beyond,” said Alex McPherson, MD, PhD, President and CEO, Biomira Inc.

The Companies are currently incorporating manufacturing changes to secure the future commercial supply of the vaccine. Scheduling these changes now in connection with the production of new supplies of vaccine for the confirmatory Phase III study will help to ensure that the resulting pivotal data will be considered representative of the safety and effectiveness of the commercial supply of the vaccine. The Companies hope to commence a small clinical safety study of the new clinical supplies in the second quarter of 2005.

The Phase III study will be a large multi-national study and further details of the trial design will be reported at a later date, once finalized. Biomira will be eligible for a milestone payment from Merck KGaA upon initiation of the study. While it is likely that positive data from such a trial will be needed before approval in major markets, the Companies will continue to explore the possibility of early registration based upon the current Phase IIb data in regions other than the major markets.

Results from the Phase IIb study were presented as part of the prestigious Presidential Symposium at the 2004 European Society for Medical Oncology (ESMO) meeting in Vienna in November. Presentation of the updated survival data at peer reviewed meetings and publications are planned in 2005.

Theratope® Vaccine
Throughout 2004, Biomira also further explored results from the Theratope Phase III study in women with metastatic breast cancer. Although the overall survival for patients in the hormonal subset (n=350) shows a statistically significant difference (Cox p = 0.039) between patients who received hormonal treatment and Theratope and those who received hormonal treatment and control vaccine, the results were not beneficial at a statistically significant level in the overall patient population. Several patients continue to be treated with vaccine on this study.

In the Phase II Theratope single-arm study treating women with metastatic breast cancer who are being treated concurrently with aromatase inhibitors, a type of hormonal therapy, or Faslodex® (fulvestrant), an estrogen-receptor antagonist, enrolment was completed in July 2004. This trial will be closed by the third quarter of 2005 and the Company is in the process of communicating details of the closure to investigators and subsequently women on the trial.

Merck KGaA returned the rights to Theratope in 2004 and Biomira is seeking a new collaborator prior to further development of this product candidate.

Collaborative Agreements
The year 2004 saw collaborative agreements put in place, which the Company believes are of strategic importance.

A licensing agreement was signed with Prima BioMed Ltd. of Melbourne, Australia and its subsidiary, CancerVac Pty Ltd. In clinical trials involving women with ovarian cancer, CancerVac has licensed the use of Biomira’s worldwide licensed right to MUC1. A 20 patient trial started in 2004 and the majority of patients should be enrolled over the first half of 2005. In partial consideration of this licensing agreement, Biomira received a 10 per cent equity stake in CancerVac and a seat on that company’s Board.

Biomira also is working collaboratively with Phenomenome Discoveries Inc. of Saskatoon, SK. Phenomenome will perform DISCOVAmetrics™ comprehensive metabolomic analysis for the purposes of discovering markers for efficacy of cancer treatments.

In 2004, Biomira, in collaboration with Inno-centre Alberta, started a spin-off company to further develop Biomira’s Liposomal Interleukin-2 (L-IL-2) technology. The spin-off Company, Oncodigm BioPharma Inc., is responsible for further development and commercialization of this promising cancer therapy. Further clinical trials are expected to commence in 2005. Oncodigm BioPharma is responsible for raising its own start up capital.

During 2005, Biomira will continue to look at opportunities to in-license promising technology to strengthen its pipeline. Biomira is also considering other out-licensing opportunities to leverage products we cannot develop further on our own.

Financing
In 2004, Biomira established a U.S. $100 million shelf registration, which continued to facilitate the raising of capital by the Company. Biomira took advantage of this shelf registration and a strengthening share price in December, raising approximately U.S. $12.57 million. In addition 722,320 warrants connected with earlier financings were exercised for total proceeds of U.S. $1,202,910. These monies assist in providing corporate funding for 2005, although additional funds will be required to fully fund Biomira’s share of future clinical development of L-BLP25 and other clinical development costs.

Future Focus — 2005
“In our opinion, 2004 was a phenomenal year, considering the apparent survival advantage for our vaccine patients with Stage IIIB NSCLC on the L-BLP25 Phase IIb study,” said Alex McPherson. “In 2005, both Biomira and Merck KGaA will focus on steps to ensure we start both the clinical safety study and the Phase III study as expeditiously as possible. Although we will remain ready to take advantage of all opportunities, I can assure you that L-BLP25 will be first and foremost on our minds.”

The Companies
Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

# # #

Biomira Company Contacts:

Media Relations	Investor Relations
Bill Wickson	Jane Tulloch
Manager, Public Relations	Director, Investor Relations
(780) 490-2818	(780) 490-2812

U.S. Media
Daniel Budwick
BMC Communications
(212) 477-9007 ext. 14

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing and results of clinical trials, the interpretation and implications of such results, potential meetings with regulatory authorities, availability or adequacy of financing, the sales and marketing of commercial products or the efficacy of products and market reaction to these other factors and results, as well as the potential of success of in-license and out-license activities. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

BIOMIRA INC.

Material Change Report

1.	Name and Address of Company

Biomira Inc. (“Biomira”) 2011 – 94 Street Edmonton, Alberta T6N 1H1

2.	Date of Material Change

January 7, 2005

3.	News Release

Biomira issued a news release on Canada NewsWire on January 10, 2005.

4.	Summary of Material Change

On January 10, 2005, Biomira announced that Biomira is seeking a new collaborator with respect to its Theratope® vaccine prior to further development of this product candidate. As well, Biomira plans to close by the third quarter of 2005 its Phase II Theratope single-arm study treating women with metastatic breast cancer who are being concurrently treated with aromatase inhibitors, a type of hormonal therapy, or Faslodex® (fulvestrant), an estrogen-receptor antagonist.

5.	Full Description of Material Change

On January 10, 2005, Biomira announced that Biomira is seeking a new collaborator with respect to its Theratope vaccine prior to further development of this product candidate. Merck KGaA returned its development and commercialization rights to Theratope to Biomira in June of 2004, as the vaccine no longer met Merck KGaA’s commercial timetable for a near term product launch.

As well, Biomira plans to close by the third quarter of 2005 its Phase II Theratope single-arm study treating women with metastatic breast cancer who are being concurrently treated with aromatase inhibitors, a type of hormonal therapy, or Faslodex® (fulvestrant), an estrogen-receptor antagonist. Although a different patient population from the patients on the Phase III Theratope trial, women on the Phase II study are showing a much lower and seemingly ineffectual immune response. Biomira is in the process of communicating details of the closure to investigators and subsequently women on the trial. Biomira has made the decision to close this trial to allow these women and their physicians to explore other treatment options.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

7.	Omitted Information

None

8.	Executive Officer

The name and business telephone number of an executive officer of Biomira who is knowledgeable about this material change and this report and who may be contacted in connection with this report is:

Edward A. Taylor
Vice President Finance & Administration
Biomira Inc.
2011 – 94 Street
Edmonton, Alberta T6N 1H1
Telephone: (780) 450-3761

DATED at Edmonton, Alberta, effective this 10th day of January, 2005.

BIOMIRA INC.
(signed) “Edward A. Taylor”
By:	Edward A. Taylor
Vice-President Finance & Administration

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)
Date: January 11, 2005	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President Finance and Chief Financial Officer